EXHIBIT 99.1

Federal Home Loan Bank of San Francisco

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Three Months Ended
(Dollars in millions)	March 31, 2010	March 31, 2009
Earnings:
Income before assessments	$126	$167
Fixed charges	305	1,116
Total earnings	$431	$1,283
Fixed charges:
Interest expense	$305	$1,116
Estimated interest component of net rental expense(1)	—	—
Total fixed charges	$305	$1,116
Ratio of earnings to fixed charges	1.41	1.15

(1)	Represents an estimated interest factor.